15049236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 03 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48848

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Potomac Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5 South Market St 4th Floor
(No. and Street)

Frederick | Maryland | 21701
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG, LLP
(Name – *if individual, state last, first, middle name*)

2 Financial Ctr
60 South Street | Boston | MA | 02111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRIS WEIR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of POTOMAC CAPITOL MARKETS, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CCO
Title

[signature]
Notary Public 3/2/15

AMBER RAE TABER NOTARY PUBLIC FREDERICK COUNTY, MD

Amber Rae Taber
NOTARY PUBLIC
Frederick County
State of Maryland
My Commission Expires
May 21, 2016

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☐ INDEPENDENT AUDITORS' REPORT REGARDING RULE 15c3-3 EXEMPTION REPORT
- ☐ RULE 15c3-3 EXEMPTION REPORT

POTOMAC CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

DECEMBER 31, 2014

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

The Members
Potomac Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Potomac Capital Markets, LLC (the "Company") as of December 31, 2014 (the "financial statement"). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Potomac Capital Markets, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 2, 2015

POTOMAC CAPITAL MARKETS, LLC

CONTENTS

POTOMAC CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash and cash equivalents	$	33,828
Fees receivable		4,128
Prepaid administrative services and other expenses		396,668
Investment in security, at fair value		14,380
TOTAL ASSETS	$	449,004
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	4,769
Members' equity		444,235
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	449,004

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Potomac Capital Markets, LLC (the "Company"), a majority owned subsidiary of Potomac Investment Services, Inc. ("Parent"), is a Maryland Limited Liability Company ("LLC") organized and registered as a minimum net capital broker-dealer. The Company is a member of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The business activities of the Company as prescribed in the membership agreement are limited to private placements of securities.

As a minimum net capital broker-dealer, the Company does not hold customer securities or cash balances.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The accompanying financial statement has been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition, which would have existed if the Company had been operating as an unaffiliated entity.

This financial statement was approved by management and available for issuance on March 2, 2015. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

1. Nature of business and summary of significant accounting policies (continued)

Valuation Techniques

Investments in Securities

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2011.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2014:

Assets (at fair value)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2014
Investment in security, common stock	$ 14,380	$ -	$ -	$ 14,380

3. Net capital requirement

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was $39,848 which was $34,848 in excess of its minimum requirement of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(i) of that rule.

5. Related party transactions and commitments

Service Agreement

The Company is 99% owned by the Parent, a Maryland C corporation. The Parent provided office space, communication systems, and operational and administrative services for the year ended December 31, 2014. There are no individuals which are employed directly by the Company. These services are provided under an Administration Services Agreement that provides for minimum charges for basic services and additional charges when additional services are provided; the agreement had a term of five years from March 2003 is renewable annually, and is cancelable with 30 days notice by either party. As of December 31, 2014, the Company has prepaid $391,668 related to this agreement and these amounts will be used to offset future expenses incurred.

6. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions, which at times, may exceed federally insured limits ($250,000 per depositor). The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.